UNITED STATES                   OMB Approval
                       SECURITIES AND EXCHANGE COMMISSION         OMB Number:
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               NEWSTATE HOLDINGS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)



                                   750085-40-9
                               ----------------
                                 (CUSIP Number)


Pitney, Hardin, Kipp & Szuch LLP, P.O. Box 1945, Morristown, NJ 07962-1945,
Attention: Keith E. Riley, Esq. (973) 966-8159
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
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                               September 28, 2000
                               ------------------
             (Date of Event which Requires Filing of this Statement)

The filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 750085-40-9


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Christine A. Kim Irrevocable Trust
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [   ]

                                                            (b) [   ]
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    3       SEC USE ONLY
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    4       SOURCE OF FUNDS*

            OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                  [    ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
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      NUMBER OF
        SHARES              7      SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                    0
         EACH           ---------- ---------------------------------------------
      REPORTING
        PERSON
         WITH
                            8      SHARED VOTING POWER

                                   8,000,000
                        ---------- ---------------------------------------------

                            9      SOLE DISPOSITIVE POWER

                                   0
                        ---------- ---------------------------------------------

                            10     SHARED DISPOSITIVE POWER

                                   8,000,000
----------------------- ---------- ---------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,000,000
------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                     [   ]
------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             70.0%
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14           TYPE OF REPORTING PERSON*

             OO
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $0.01 (the "Common Stock") of NewState Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 156 W. 56th Street, Suite 2005, New York, NY 10019.

Item 2.  Identity and Background.

         Name of Person  Filing:  The  Christine A. Kim  Irrevocable  Trust (the
"Trust") is a New York trust which currently owns 20.8% of the issued and outstanding shares of NewState Capital Corp. ("NewState"), the record owner of 8,000,000 shares of Common Stock of the Issuer. The Trustee of the Trust is Misoo Kim. The principal business address of the Trust and Mrs. Kim is 156 W. 56th Street, Suite 2005, New York, NY 10019. Neither the Trust nor Mrs. Kim (i) has been convicted in a criminal proceeding in the last five years and, (ii) neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws in the last five years. Mrs. Kim is a citizen of the Republic of Korea.

         Item 3.  Source and Amount of Funds or Other Consideration.

         There was no cash consideration involved in the acquisition. According to the Agreement and Plan of Reorganization dated as of July 14, 1999, NewState acquired eighty percent (80%) of the shares of the common stock of the Issuer in exchange for NewState's transfer of its 99.6% ownership interest in the shares of common stock of NewState Capital Co. Ltd., a Korean specialty finance corporation, to a wholly-owned subsidiary of the Issuer, NSK Holdings, Inc. ("NSK"), a Delaware corporation. NSK also assumed NewState's rights and obligations under a certain promissory note dated December 28, 1998 made by NewState to the order of the Korea Exchange Bank, Broadway Branch, in the principal amount of $5,000,000.

         The NewState securities held by the Trust were transferred and assigned to the Trust by the trustee of a voting trust which terminated on September 28, 2000.

         Item 4. Purpose of Transaction. The securities were acquired for investment. There are no present plans or proposals by the Trust which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of such securities of the Issuer;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors and to fill any vacancies of the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure.

         (g)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in a inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this Schedule 13D, the aggregate number of shares of Common Stock beneficially owned by the Trust is 8,000,000 representing in the aggregate approximately 70.0% of the Issuer's 11,508,684 shares outstanding as of September 29, 2000.

         (b) The number of shares as to which the Trust has:

                  (i)  sole power to vote or to direct the vote is 0.

                  (ii) shared power to vote or to direct the vote is 8,000,000.

                  (iii) sole power to dispose or to direct the disposition of is
                        0.

                  (iv) shared power to dispose or to direct the  disposition  is
                       8,000,000.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         The Agreement and Plan of Reorganization dated as of July 14, 1999 that the Company filed on Form 8-K filed with the Commission on July 21, 1999 is incorporated herein by reference.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


DATED:   October 6, 2000

                                    CHRISTINE A. KIM IRREVOCABLE TRUST

                                        MISOO KIM
                                    By: __________________________________
                                        Misoo Kim, Trustee